Exhibit 99.2

Press Release

AC Immune Announces Results of Annual General Meeting

Lausanne, Switzerland, July 6, 2018 – AC Immune SA (NASDAQ: ACIU), a Swiss-based, clinical stage biopharmaceutical company focused on neurodegenerative diseases, today announced that the shareholders of the Company have approved all resolutions as proposed by the Board of Directors at the Company’s Annual General Meeting which took place today in Lausanne, including:

▪	The annual report and the financial statements for the year 2017

▪	The appropriation of loss

▪	The discharge of the members of the Board of Directors and the Executive Committee

▪	The compensation for the members of the Board of Directors and the Executive Committee

▪	Re-election of the Members of the Board of Directors and the Members of the Compensation, Nomination and Corporate Governance Committee

▪	Election of Dr. Werner Lanthaler to the Board of Directors

▪	Re-election of the independent proxy of the company

▪	Election of the Auditors

▪	Extension of authorization for share capital increase

Martin Velasco, Chairman of the Board of Directors, commented: “We are very pleased to welcome Dr. Werner Lanthaler to our Board. He has considerable international experience in the life sciences sector and corporate leadership positions, and his appointment will greatly benefit AC Immune.”

He added: “This year marks 15 years since the founding of AC Immune and the company continues to make significant progress in 2018. I want to thank our shareholders for their continued trust and support as we continue to pursue our mission of being a leader in precision medicine for neurodegenerative diseases.”

More information on the Annual General Meeting is available on the Company’s website.

About Dr. Werner Lanthaler

Dr. Werner Lanthaler is the CEO of Evotec AG, a drug discovery alliance and development partnership company focused on rapidly progressing innovative product approaches with leading pharmaceutical and biotechnology companies, academics, patient advocacy groups and venture capitalists. Since joining Evotec in 2009, Dr.°Lanthaler has focused the company on collaborating with biotech and pharma companies and academia – supporting biotech innovation. He previously served as Chief Financial Officer at Intercell AG where he played a key role in many of the company’s major milestones. During his tenure, Intercell undertook an Initial Public Offering and developed from a venture-backed biotechnology company into a global vaccine player. Dr. Lanthaler has also served as Director of the Federation of Austrian Industry, and from 1995 to 1998 was a Senior Management Consultant at McKinsey & Company. Dr. Lanthaler is a Non-Executive Member of the Board of Directors of
arGEN-X and is a member of the Supervisory Board of Topas Therapeutics GmbH. He holds a Doctorate in Economics from Vienna University, a Master’s degree in Business Administration from Harvard University, and a degree in Psychology.

About AC Immune

AC Immune is a clinical stage Swiss-based biopharmaceutical company, listed on Nasdaq, which aims to become a global leader in precision medicine for neurodegenerative diseases. The Company designs, discovers and develops therapeutic as well as diagnostic products intended to prevent and modify diseases caused by misfolding proteins. AC Immune’s two proprietary technology platforms create antibodies, small molecules and vaccines designed to address a broad spectrum of neurodegenerative indications, such as Alzheimer’s disease (AD). The Company’s pipeline features nine therapeutic and three diagnostic product candidates – with five product candidates currently in clinical trials. The most advanced of these is crenezumab, a humanized anti-amyloid-β monoclonal IgG4 antibody that targets monomeric and aggregated forms of amyloid-β, with highest affinity for neurotoxic oligomers. Crenezumab is currently in Phase 3 clinical studies for AD, under a global program conducted by the collaboration partner Genentech (a member of the Roche group). Other collaborations include Biogen, Janssen Pharmaceuticals, Nestlé Institute of Health Sciences, Piramal Imaging and Essex Bio-Technology.

For further information, please contact:

In Europe Beatrix Benz AC Immune Corporate Communications Phone: +41 21 345 91 34 E-mail: beatrix.benz@acimmune.com	In the US Lisa Sher AC Immune Investor Relations Phone: +1 970 987 26 54 E-mail: lisa.sher@acimmune.com
Nick Miles/Toomas Kull Cabinet Privé de Conseils s.a. Phone: +41 22 552 46 46 E-mail: miles@cpc-pr.com kull@cpc-pr.com	Ted Agne The Communications Strategy Group Inc. Phone: +1 781 631 3117 E-mail: edagne@comstratgroup.com